Exhibit 99.1

March 21, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 20, 2024
Aggregate number of Ordinary Shares purchased:	46,461
Lowest price paid per Ordinary Share (GBp):	1130.00
Highest price paid per Ordinary Share (GBp):	1170.00
Volume weighted average price paid per Ordinary Share (GBp):	1149.8569

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 441,464 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,874,564 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
38	1146.00	08:23:47	AIMX
362	1150.00	08:29:53	AIMX
77	1150.00	08:29:53	AIMX
100	1150.00	08:40:20	AIMX
398	1150.00	08:40:20	AIMX
290	1150.00	08:40:20	AIMX
376	1149.00	09:29:24	AIMX
379	1146.00	10:12:18	AIMX
9	1143.00	10:13:34	AIMX
396	1143.00	10:13:34	AIMX
430	1140.00	10:26:45	AIMX

7	1140.00	10:26:58	AIMX
53	1140.00	10:26:58	AIMX
15	1140.00	10:26:58	AIMX
10	1140.00	10:26:58	AIMX
53	1140.00	10:26:58	AIMX
14	1140.00	10:26:59	AIMX
396	1139.00	10:27:11	AIMX
40	1137.00	10:33:19	AIMX
317	1137.00	10:47:51	AIMX
370	1137.00	10:47:51	AIMX
394	1140.00	10:57:09	AIMX
62	1140.00	10:57:09	AIMX
441	1140.00	10:57:09	AIMX
6	1140.00	10:57:43	AIMX
13	1140.00	10:57:43	AIMX
8	1140.00	10:57:47	AIMX
13	1140.00	10:57:47	AIMX
395	1140.00	10:58:18	AIMX
7	1140.00	11:08:33	AIMX
391	1140.00	11:19:58	AIMX
168	1139.00	11:20:00	AIMX
270	1139.00	11:20:00	AIMX
255	1138.00	11:30:20	AIMX
130	1138.00	11:30:20	AIMX
20	1140.00	11:52:58	AIMX
8	1140.00	11:52:59	AIMX
375	1140.00	11:52:59	AIMX
8	1140.00	11:53:03	AIMX
16	1140.00	11:53:08	AIMX
265	1140.00	11:54:08	AIMX
126	1140.00	11:54:08	AIMX
10	1140.00	11:55:06	AIMX
13	1140.00	11:55:06	AIMX
216	1140.00	11:56:07	AIMX
82	1140.00	11:56:07	AIMX
409	1138.00	11:57:44	AIMX
439	1138.00	11:57:44	AIMX
296	1142.00	12:59:09	AIMX
416	1141.00	13:00:09	AIMX
604	1140.00	13:00:09	AIMX
400	1139.00	13:00:11	AIMX

415	1134.00	13:02:58	AIMX
439	1133.00	13:02:58	AIMX
102	1133.00	13:24:11	AIMX
262	1133.00	13:24:11	AIMX
273	1136.00	13:30:24	AIMX
13	1136.00	13:30:24	AIMX
450	1135.00	13:30:41	AIMX
365	1132.00	13:30:41	AIMX
999	1130.00	13:30:41	AIMX
396	1130.00	13:30:41	AIMX
748	1130.00	13:30:41	AIMX
488	1130.00	13:30:41	AIMX
323	1130.00	13:30:41	AIMX
800	1140.00	13:41:07	AIMX
663	1140.00	13:41:07	AIMX
524	1140.00	13:42:09	AIMX
6	1143.00	13:50:14	AIMX
8	1143.00	13:50:14	AIMX
640	1143.00	13:50:14	AIMX
9	1143.00	13:50:14	AIMX
45	1143.00	13:50:14	AIMX
377	1143.00	13:50:14	AIMX
401	1144.00	13:53:07	AIMX
216	1144.00	13:53:07	AIMX
40	1144.00	13:53:07	AIMX
39	1144.00	13:53:07	AIMX
49	1144.00	13:53:07	AIMX
55	1144.00	13:53:07	AIMX
300	1149.00	14:01:43	AIMX
547	1149.00	14:01:43	AIMX
400	1150.00	14:02:59	AIMX
20	1150.00	14:02:59	AIMX
424	1149.00	14:03:30	AIMX
350	1148.00	14:03:30	AIMX
13	1148.00	14:03:30	AIMX
90	1148.00	14:03:31	AIMX
13	1148.00	14:03:31	AIMX
386	1148.00	14:09:11	AIMX
215	1148.00	14:09:44	AIMX
13	1148.00	14:09:44	AIMX
121	1147.00	14:12:25	AIMX

262	1147.00	14:12:25	AIMX
469	1146.00	14:12:25	AIMX
458	1145.00	14:12:34	AIMX
100	1146.00	14:20:43	AIMX
315	1146.00	14:20:43	AIMX
10	1147.00	14:25:40	AIMX
1830	1149.00	14:34:34	AIMX
696	1149.00	14:34:34	AIMX
207	1149.00	14:34:34	AIMX
319	1149.00	14:34:34	AIMX
141	1149.00	14:35:56	AIMX
288	1149.00	14:35:56	AIMX
11	1151.00	14:44:36	AIMX
300	1153.00	14:49:44	AIMX
384	1153.00	14:49:44	AIMX
300	1153.00	14:49:44	AIMX
1838	1153.00	14:49:44	AIMX
613	1153.00	14:49:44	AIMX
388	1157.00	14:56:07	AIMX
358	1157.00	14:56:07	AIMX
383	1157.00	14:56:07	AIMX
388	1156.00	14:58:54	AIMX
49	1155.00	14:58:58	AIMX
301	1155.00	14:58:58	AIMX
326	1155.00	14:58:58	AIMX
116	1155.00	14:58:58	AIMX
313	1158.00	15:09:55	AIMX
62	1158.00	15:09:55	AIMX
219	1158.00	15:09:55	AIMX
394	1158.00	15:09:55	AIMX
18	1158.00	15:09:55	AIMX
148	1158.00	15:09:55	AIMX
262	1158.00	15:09:55	AIMX
9	1158.00	15:09:55	AIMX
137	1158.00	15:09:55	AIMX
387	1157.00	15:09:55	AIMX
188	1157.00	15:09:55	AIMX
16	1162.00	15:14:58	AIMX
372	1162.00	15:15:29	AIMX
1300	1164.00	15:25:37	AIMX
537	1164.00	15:25:37	AIMX

21	1165.00	15:28:42	AIMX
58	1165.00	15:29:02	AIMX
516	1165.00	15:29:02	AIMX
68	1165.00	15:29:07	AIMX
57	1165.00	15:31:02	AIMX
400	1165.00	15:31:02	AIMX
144	1165.00	15:31:02	AIMX
106	1167.00	15:35:54	AIMX
200	1167.00	15:35:54	AIMX
232	1167.00	15:35:54	AIMX
420	1166.00	15:36:48	AIMX
385	1166.00	15:43:33	AIMX
399	1166.00	15:43:33	AIMX
513	1165.00	15:43:33	AIMX
17	1165.00	15:43:33	AIMX
66	1168.00	15:47:09	AIMX
95	1168.00	15:47:09	AIMX
308	1168.00	15:57:09	AIMX
378	1168.00	15:57:09	AIMX
418	1168.00	15:57:09	AIMX
365	1168.00	15:57:09	AIMX
383	1168.00	15:57:09	AIMX
303	1167.00	15:57:09	AIMX
344	1167.00	15:57:09	AIMX
49	1167.00	15:57:09	AIMX
27	1169.00	16:01:50	AIMX
355	1169.00	16:01:50	AIMX
50	1169.00	16:03:35	AIMX
124	1169.00	16:03:36	AIMX
236	1169.00	16:03:36	AIMX
27	1169.00	16:03:36	AIMX
1000	1170.00	16:08:28	AIMX
350	1170.00	16:08:28	AIMX
130	1170.00	16:08:28	AIMX
100	1170.00	16:08:28	AIMX
182	1170.00	16:08:28	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023

Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.